October 18, 2007

Mark A. Cowan

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street N.W.

Washington, DC 20004-2037

Re:	Separate Account VA AA
WRL Freedom Advisor Variable Annuity
Initial Filing
File Nos.: 333-145461; 811-22113

Dear Mr. Cowan:

This letter is in response to your comments regarding the Initial Filing to the above-referenced Form N-4 registration statement filed on August 15, 2007.

1.	With respect to Total Portfolio Annual Operating Expenses (p. 11)
Please confirm supplementally to the staff that no fee waivers or reimbursements are reflected in the table. Also, please confirm that no fund-of-funds are offered.

Response: The Company has revised the Fee Table disclosure to include both gross fees and net fees. A copy of the table is attached hereto.

There are no fund of funds offered.

2.	Investment Choices (page 17)
Please confirm to the staff that a separate registration statement will be (or has been) filed to register shares of the Market Value Adjustment under the Securities Act of 1933.

Response: The Company’s Market Value Adjustment contains a market value adjustment floor. As described on page 8 of the SAI:

Market Value Adjustment

Market value adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial withdrawals and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the market value adjustment floor.

Due to this market value adjustment floor the company does not believe that a separate registration statement is required to register the shares of the Market Value Adjustment under the Securities Act of 1933.

Separate Account VA AA

WRL Freedom Advisor Variable Annuity

October 18, 2007

3.	Part C – Exhibit Index
If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney “relates to a specific filing” as required by Rule 483(b)under the Securities Act of 1933.

Response: The Power of Attorney documents specifically refer to filing Separate Account VA AA (Flexible Premium Variable Annuity – M).

4.	Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other information not included in the registration statement should be filed by pre-effective amendment.

Response: The Company Financial Statements for Western Reserve Life Assurance Co. of Ohio will be included in Part B of the Pre-Effective Amendment. Separate Account Financials are not applicable.

5.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Western Reserve Life Assurance Co. of Ohio acknowledges the following:

•	should the Commission or the staff pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Separate Account VA AA

WRL Freedom Advisor Variable Annuity

October 18, 2007

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know whether or not we are okay to make our “Pre-Effective” filing for effectiveness for October 29, 2007. Please call me at (319) 355-8427 with any comments or questions.

Very truly yours,

Western Reserve Life Assurance Co. of Ohio

/s/ Sandy K. Dix
Sandy K. Dix Manager, Registered Product and Distribution